Buenos Aires, May 17, 2018

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Assets Sale Closing of Refining and Marketing Assets. C.R. 197.454 from the Buenos Aires Stock Exchange.

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”), in order to answer the referred note from the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) dated May 10, 2018 in which we were requested to inform the economic result of the sale operation to Trafigura Ventures B.V. and Trafigura Argentina S.A. (hereinafter “Trafigura”) contained in the Relevant Event dated May 9, 2018 (the “Transaction”).

To this regard we inform that, as of December 31, 2017, the assets and liabilities affected to the Transaction were already measured at their fair value, net of any cost related to the sale, pursuant to IFRS 5 (see Note 1.5.1. of the Financial Statement as of December 31, 2017). Notwithstanding, such as it was informed in our Relevant Event dated May 9, with the Transaction Pampa avoids to disburse capital to fulfill the rebranding process for the gas stations’ network, as well as the construction and commissioning of a hydro-treatment unit, a regulatory requirement for fuel quality compliance.

Additionally, the effect of the exchange rate fluctuation on the fair value of the intangible assets and property, plants and equipment affected to the Transaction will be registered in our next financial statement as of June 30, 2018.

Sincerely.

María Agustina Montes

Head of Market Relations

Pampa Energía S.A.